Kingtone Wirelessinfo Solution Holding Ltd Reports

The First Six Months of Fiscal Year 2013 Unaudited Financial Results

Revenues in the First Six Months of FY2013 Up 153.1% to $3.0 Million from the First Six Months of FY2012

Gross Profits in the First Six Months of FY2013 Up 318.3% to $0.4 Million from the First Six Months of FY2012

Basic and Diluted Loss Per Share of $1.29 in the First Six Months of FY2013 Up $2.41 from Loss Per Share of $3.70* in the First Six Months of FY2012

* The number retrospectively reflected the effect from a 1-for-10 reverse split effective November 6, 2012. The same applies to the number of shares outstanding as of March 31, 2012 stated in the later content herein.

Xi’an, China, May 22 2013 — Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced financial results for the six months ended March 31, 2013. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2013:

Revenues increased 153.1% to $3.0 million from $1.2 million for the six months ended March 31, 2012.

Gross profit increased 318.3% to $0.4 million from minus $0.2 million for the six months ended March 31, 2012.

Gross margin increased to 14.8% from minus 17.1% for the six months ended March 31, 2012.

Net loss decreased to approximately $1.8 million from approximately $5.2 million for the six months ended March 31, 2012.

Basic and diluted loss per share was $1.29 for the six months ended March 31, 2013 compared to basic and diluted loss per share of $3.70 for the six months ended March 31, 2012. Weighted average shares outstanding for the six months ended March 31, 2013 remained unchanged at 1,405,000*.

“Although it is a gradual process, I am glad to see our business is recovering,” said Mr. Peng Zhang, Chief Executive Officer. “We believe that our business will grow slowly but steadily, and hope our investors will remain patient with our business and capital market performance. It is clear that the current economic environment presents a series of challenges and opportunities. Ultimately, we believe that client demand for our products and services will be the main force in driving our performance.”

Results of Operations – For the Six Months Ended March 31, 2013 Compared to the Six Months Ended March 31, 2012

Net Revenues

The Company’s revenues increased by 153.1% to $3.0 million for the six months ended March 31, 2013, as compared to $1.2 million for the six months ended March 31, 2012.

Revenues from software solutions increased by 284.6% to $0.2 million in the six months ended March 31, 2013, compared to $0.05 million in the six months ended March 31, 2012. As a percentage of total revenue, software solutions sales increased from 4.4% to 6.7%. The increase in our software solutions revenue was mainly due to the fact that the Company has signed contracts for larger value amounts in the six months ended March 31, 2013 than those signed in the six months ended March 31, 2012.

Revenues from wireless system solutions increased by 147.0% to $2.8 million in the six months ended March 31, 2013, compared to $1.1 million in the six months ended March 31, 2012. As a percentage of total revenue, wireless system solution sales decreased from 95.6% to 93.3% of our total revenue. The increase in revenue from wireless system solutions was mainly attributable to revenue recognition from the contracts signed in earlier periods.

Cost of Sales

Cost of sales increased by 84.1% to approximately $2.5 million for the six months ended March 31, 2013 from approximately $1.4 million for the six months ended March 31, 2012. As a percentage of our total revenues, cost of sales decreased from 117.1% of our total revenues for the six months ended March 31, 2012 to 85.2% of our total revenues for the six months ended March 31, 2013. The increase in our cost of sales was proportional to the increase in sales for the six months ended March 31, 2013.

Cost of sales for software solutions decreased by 30.3% to approximately $0.3 million for the six months ended March 31, 2013, compared to approximately $0.4 million for the six months ended March 31, 2012. This represented 9.9% and 26.3% of the total cost of sales, and 126.5% and 698.1% of software solutions revenue, for the six months ended March 31, 2013 and 2012, respectively.

Cost of sales for wireless system solutions increased by 125.0%, from approximately $1.0 million for the six months ended March 31, 2012 to approximately $2.3 million for the six months ended March 31, 2013. This represented 90.1% and 73.7% of the total cost of sales, and 82.3% and 90.3% of wireless system solution revenues, for the six months ended March 31, 2013 and 2012, respectively.

Gross Profit and Gross Margin

In the six months ended March 31, 2013, gross profit increased by 318.3% to $0.4 million from minus $0.2 million in the six months ended March 31, 2012. Gross margin for the six months ended March 31, 2013 was 14.8%, compared to minus 17.1% in the six months ended March 31, 2012. This increase of gross profit and gross margin was primarily due to the relatively higher profit margin in the contracts we signed in the six months ended March 31, 2013 compared to those signed in the six months ended March 31, 2012.

Gross profit from software solutions increased by 83.0% for the six months ended March 31, 2013, from minus $0.3 million to minus $0.05 million, and gross margin increased to minus 26.5% from minus 598.1% in the six months ended March 31, 2012. Gross profit from wireless system solutions increased by 353.2% for the six months ended March 31, 2013, from $0.11 million to $0.5 million, and gross margin increased to 17.7% from 9.7% in the six months ended March 31, 2012.

Operating Expenses

Total operating expenses for the six months ended March 31, 2013 were $2.3 million, compared to $5.0 million for the six months ended March 31, 2012, representing a decrease of 54.5%.

Selling and marketing expenses decreased by 38.7% to $0.27 million in the six months ended March 31, 2013, compared to $0.43 million for the six months ended March 31, 2012, and represented 8.9% and 36.8% of revenues for the six months ended March 31, 2013 and 2012, respectively. The decrease in sales and marketing expenses was a direct result of the Company’s decision to close the representative offices in Tibet and Yan’An to reduce expenses.

General and administrative expenses were approximately $1.7 million in the six months ended March 31, 2013, a decrease of 59.8% from $4.4 million in the six months ended March 31, 2013, and represented 58.5% and 369.0% of revenues for the six months ended March 31, 2013 and 2012, respectively. The significant decrease in general and administrative expenses was primarily due to the fact that bad debt expenses were only $0.5 million in the six months ended March 31, 2013, compared to approximately $3.3 million in the six months ended March 31, 2012.

Research and development expenses were approximately $0.25 million in the six months ended March 31, 2013, an increase of 28.7% from $0.20 million in the six months ended March 31, 2012, and represented 8.4% and 16.5% of revenues for the six months ended March 31, 2013 and 2012, respectively.

Loss from Operations

The Company had loss from operations of $1.8 million in the six months ended March 31, 2013, compared to loss from operations of $5.2 million in the six months ended March 31, 2012, a decrease of $3.4 million, or 64.8%, primarily due to increases in revenues from software solutions and wireless system solutions compounded by a decrease in operating expenses. Operating margins for the six months ended March 31, 2013 and 2012 were minus 61.1% and minus 439.5%, respectively.

Net Loss and EPS

Net loss was $1.8 million during the six months ended March 31, 2013, compared to net loss of $5.2 million in the six months ended March 31, 2012, a decrease of $3.4 million, or 65.0%. Net loss as a percentage of total net revenues was minus 60.6% and minus 438.5% for the six months ended March 31, 2013 and 2012, respectively. Basic and diluted loss per share was $1.29 in the six months ended March 31, 2013, compared to basic and diluted loss per share of $3.70 in the prior year period. The number of weighted average common shares outstanding for the six months ended March 31, 2013 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2013, the Company had cash and cash equivalents of $8.1 million, compared to $6.4 million as of September 30, 2012, the Company’s last fiscal year end. Cash flow provided by operating activities for the six months ended March 31, 2013 was approximately $1.5 million, compared to approximately $1.5 million used in operating activities for the six months ended March 31, 2012, mainly due to two factors: a $3.4 million decrease in net loss and a $3.9 million increase in advances from customers. Depreciation and amortization expenses were $0.31 million and $0.29 million for the six months ended March 31, 2013 and 2012, respectively. Cash flow provided by investing activities was approximately $0.1 million for the six months ended March 31, 2013, compared to $0.08 million used in investing activities for the six months ended March 31, 2012. This increase in cash flow was attributable to the $0.07 million decrease in payments to purchase property and equipment and the $0.1 million proceeds from collection of dues from related parties in the six months ended March 31, 2012.

Financial Outlook

For the fiscal year ending September 30, 2013, management expects revenues of $8.7 million to $11.0 million and net loss of $1.0 million to $1.8 million.

Conference Call

The Company will host a conference call to discuss the financial results for the six months ended March 31, 2013 at 8:00 a.m. EDT on May 23, 2013.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: 877-407-9205

International: 201-689-8054

Conference ID #:415232

A replay of the call will be available until 11:59 PM EDT on May 25, 2013.

To access the replay, please dial any of the following numbers:

USA Toll Free: 877-660-6853

International: 201-612-7415

Replay Passcodes (both required for playback):

Account #: 286

Conference ID #: 415232

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2012 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Yao Ti
Assistant to the Chief Financial Officer
Tel: +86-29-8826-6383
Email: tiyao@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S Dollars, except shares and per shares data)

	As of March 31,	As of September 30,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$8,135	$6,439
Accounts and notes receivable, net of allowance	3,333	3,240
Unbilled revenue	366	580
Amount due from related companies	-	123
Inventories, net	920	628
Other receivables and prepayments	2,500	1,772
Current portion of net investment in sales-type leases	977	1,210
Current portion of long-term other receivables	1,439	1,393
Total Current Assets	17,670	15,385

Non-current assets
Property and Equipment, net	13,370	13,541
Intangible assets, net	628	633
Net investment in sales-type leases, less current portion	604	333
Total Assets	$32,272	$29,892

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$921	$775
Advances from customers	5,415	1,528
Other payables and accruals	110	167
Taxes payable	1,623	1,673
Amounts due to related parties	71	2
Dividend payable	824	817
Total Current Liabilities	8,964	4,962

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares and 1,405,000 shares issued and outstanding as of March 31, 2013 and September 30, 2012, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	1,615	1,615
Unappropriated accumulated deficit	(4,323)	(2,515)
Accumulated other comprehensive income	3,768	3,583
Total Stockholders' Equity	23,307	24,930
Total Liabilities and Stockholders' Equity	$32,272	29,892

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S Dollars, except shares and per shares data)

(Unaudited)

	For the Six Months Ended March 31,
	2013	2012
Revenues
Software	$200	$52
Wireless system solution	2,784	1,127
- Related party	-	31
-Third Party	2,784	1,096
Total revenues	2,984	1,179
Cost of sales
Software	253	363
Wireless system solution	2,290	1,018
Total cost of sales	2,543	1,381

Gross profit (loss)	441	(202)

Operating expenses
Selling and marketing expenses	266	434
General and administrative expenses	1,747	4,351
Research and development expenses	251	195
Total operating expenses	2,264	4,980
Loss from operations	(1,823)	(5,182)

Other income (expenses)
Interest income	48	57
Other expense, net	(33)	(45)
Total other income, net	15	12
Loss before income tax expenses	(1,808)	(5,170)
Income tax expenses	-	-
Net loss	(1,808)	(5,170)
Other comprehensive income
Foreign currency translation gain	1,185	1,223
Comprehensive loss	$(623)	$(3,947)

Loss per ordinary share:
Basic and Diluted	$(1.29)	$(3.70)

Weighted average number of ordinary shares outstanding
Basic and Diluted	1,405,000	1,405,000

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S Dollars, except shares and per shares data)

(Unaudited)

	For the Six Months Ended March 31,
	2013	2012
Cash flows from operating activities
Net loss	$(1,808)	$(5,170)
Depreciation and amortization	308	291
Bad debt expense	515	3,281
Share-based compensation expense	1	2

Changes in operating assets and liabilities
Accounts and notes receivable	(582)	522
Unbilled revenue	219	141
Other receivables and prepayments	(711)	(890)
Inventories	(286)	(73)
Tax payable	(64)	(55)
Accounts payable	140	20
Advance from customers	3,866	626
Other payables and accruals	(68)	(112)
Net investment in sales-type leases	(25)	(39)
Net cash provided by (used in) operating activities	1,505	(1,456)

Cash flows from investing activities
Payment to purchase property and equipments	(14)	(82)
Proceeds from disposal of office equipment	-	1
Proceeds from collection of due from related companies	124	-
Net cash provided by (used in) investing activities	110	(81)

Cash flows from financing activities
Proceeds from short-term loans due to related companies	69	-
Net cash provided by financing activities	69	-

Effect of exchange rate changes on cash and cash equivalents	12	201

Net increase (decrease) in cash and cash equivalents	1,696	(1,336)
Cash and cash equivalents at beginning of year	6,439	8,749
Cash and cash equivalents at end of year	$8,135	$7,413

Supplemental disclosure of cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$-